

Ronald S. Tucker

Attorney At Law
79860 Tangelo
La Quinta, CA 92253
(760) 771-0036
FAX: (760) 771-4191

07/05/07

RECD S.E.C.
JUL 0 9 2007
1086

Ms. Goldie Walker
Office of Emerging Growth Companies
Securities & Exchange Commission
450 5th Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Subject: RX Healthcare Systems, Ltd. - FOURTH AMENDED Offering Statement - #24-10172

Dear Ms. Walker:

Enclosed please find the following:

1. Seven Copies of First Amendment to Form 1-A, one manually signed.
2. Three redlined copies reflecting the changes made from the earlier filing.
3. A copy of this letter and a self addressed envelop.

In response to your comments letter dated July 2, 2007 please be advised as follows:

Revisions to Offering Statement:

Summary, page 1 but page 7 for continuous page number (CPN)

1. Your summary continues to refer to the company as a consumer healthcare products company. We repeat comment one of our last letter.

   The description has been revised in the Summary, page 1 or page 7 CPN, to describe the Company as "a development stage company."

2. The shares underlying the options held by Tucker & Associates do not appear part of the Regulation A offering. Please revise the disclosure under "Estimated Value of Offering" and other similar offering circular disclosure. Please note that, where options are issued in a private tranaction under an exemption from registration, the offer and sale of the underlying common stock also would be under the private offering exemption.

   The underlying shares of the options held by Ronald S. Tucker are added to the table on the "Cover Page" page 6 of CNP in conjunction with footnote 5 also appearing on page 6 of CNP. In addition please note the revisions in "Estimated Value of Offering" on page 2 and page 8 CNP; "Stock Pricing" on page 2 and page 8 CNP; "Arbitrary Determination of Offering Price" on page 4 and page 10 CNP; "Dilution" on page 4 and page 10 CNP; first paragraph of "HISTORY AND BUSINESS" on page 6 and page 12 CNP; first paragraph of "Plan of Operation" on page 8 and page 14 CNP; note 1 of "Capitalization" page 10 and page 16 CNP; and the first paragraph of "Transactions with Management" on page 12 and page 18 CNP.

Risk Factors, page 2 and page 8 CNP

3. Since Mr. Tucker represents to be CEO to both the Company and Tensleep, please indicate the intended means for resolving conflicts of interests presented before the CEO on issues involving the Company and Tensleep.

The first paragraph in "Conflicts of Interest – General" has been revised and a second new paragraph added on page 4 and page 10 CPN.

Management's Discussion of Business, page 6

4. We note the disclosure about issuing units for "freely tradable and liquid securities which can be sold in the market." Please disclose this proposed business activity according to Item 6 of the Offering Circular Model B, including the affiliation, if any, between the seller of such securities and RX Healthcare. Please disclose the steps you will take to avoid being considered an investment company under federal law. Please add risk factors as appropriate.

The reference to "freely tradable and liquid securities which can be sold in the market" which only appeared in the Summary "Non-cash Consideration" on page 1 and page 7 CNP and in the the third paragraph of PLAN OF DISTRIBUTION "Offering of Units" on page 14 and page 20 CNP. The paragraphs in which the references were made were revised to eliminate any such reference. SEE SUMMARY "Non-cash Consideration" on page 1 and page 7 CNP and PLAN OF DISTIBUTION "Offering of Units" on page 14 and page 30 CNP.

5. Please disclose the nature of the licenses or proprietary products that would be considered for acquisition by RX Healthcare. Please Disclose the affiliation, if any, between the licensors or owners of such products and RX Healthcare.

The paragraphs Summary "Non-cash Consideration" on page 1 and page 7 CNP and in the the third paragraph of PLAN OF DISTRIBUTION "Offering of Units" on page 14 and page 20 CNP have been revised as follows "The board of directors, . . ., will consider and evaluate licenses to proprietary consumer products owned by indpendent third parties to acquire for fabrication and distribution."

The 12 months Plan, page 6 and page 12 CNP

6. We note the new disclosure about product purchases from Technologies. Please describe the products that will be purchased from Technologies, including the nature, size, features and capacities of these products. Please disclose the prices at which the products will be purchased or explain how the prices will be determined. Please disclose the cost paid for the products by Technologies, the timing of such purchases and the affiliation, if any, between Technologies and the product seller. Please revise "Transactions with Management" as appropriate.

The products to be purchased by Technologies is limited to the Spraying Systems it is developing for the Company. The second paragraph in "The 12 months Plan" on page 6 and page 12 CNP has been revised and when read in conjunction with the subsection "The Product" on page 8 and page 14 CNP the information requested is provided.

7. It appears that Tensleep will be conducting the research and development to create the Product. Please describe the responsibility of Tensleep to conduct this work and the source of this responsibility, e.g., the license agreement. If Tensleep is not required to conduct this research, please explain the impact on the company and add risk factors as appropriate.

The development or integration of the remotely controlled automatic spraying system is being developed by Tensleep Technologies. In the Risks section the "Development of Product" has been revised to "Development of Spraying Systems" on page 3 and page 9 CNP to read "Technologies is responsible for the development of the spraying systems although it has no obligation to the Company to do so. There is no assurance that Technologies will ever complete the integration of the spraying systems." The first two paragraphs in "The 12 months Plan" on page 6 and page 12 CNP have been revised to provide the information requested.

Use of Proceeds, page 8 but actually page 9 and page 15 CNP

8. Please quantify the amount of net proceeds that will or may be paid to Tensleep Corp.

We have added the second sentence in the last paragraph under "Use of Proceeds" which states "[I]n the event all the Units are not sold for cash then Tensleep will purchase unsold Units in cancellation of the Company's indebtedness for up to a total of $130,000 or 5,200 Units[.]," and have replaced "License Fee" with "Purchase Product" at the end of the sixth sentence, all appearing on page 9 and page 15 CNP.

Capitalization, page 9 and page 15 CNP
Dilution, page 9 but actually page 10 and page 16 CNP

9. Please update these sections as of the date of the latest financial statements included in the offering circular.

The financial statements have been revised and are as of June 30, 2007 and are on pages 24 through 30 CNP; the date of January 31, 2007 has been replaced with the date of June 30, 2007 in the "CAPITALIZATION" and "DILUTION" sections; and the woringd of the last part of the first sentence in paragraph 1 under "CAPITALIZATION" has been rearranged to read " . . . the 1,000,000 options have been exercised[;]" all revisions appearing on page 10 and page 16 CNP. The content of the "CAPITALIZATION" and "DILUTION" sections, except for the before mentioned changes, but have been re-formated.

Transactions with Management, page 12 and page 18 CNP

10. Please explain why the royalty payable to Tensleep has yet to be determined. Please identify the parties who will determine the royalty amount and the factors that will be considered in the risk factors section.

The last two sentences of the second paragraph in "Transactions with Management" on page 12 and 18 CNP have been revised to provide the information requested, and Note 6: License Agreement has been added to the Notes To Financial Statements as of June 30, 2007 on Page 30 CNP. In addition two sentences have been added to the Risk "Product" on page 3 and page 9 CNP.

Please stamp the copy of this letter on filing and return to me in the self addressed envelop.

Sincerely,



Ronald S. Tucker